CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SIX MONTHS ENDED MAY 31, 2015

Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed consolidated interim financial statements for the six months ended May 31, 2015. These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

(Expressed in Canadian Dollars)

As at:	May 31, 2015	November 30, 2014
ASSETS
Current assets
Cash (Note 10)	$ 3,450,075	$ 639,764
Prepaid expenses and deposits (Note 13)	123,841	92,237
Taxes receivable	17,928	8,343
Other receivables	13,650	13,926
Due from related parties (Note 13)	1,735	-
	3,607,229	754,270

Non-current assets
Long term deposits (Note 13)	61,000	61,000
Property and equipment (Note 7)	65,415	75,600
Exploration and evaluation assets (Note 8)	481,839	1,541,532
Mineral interests and intangibles (Notes 6 and 8)	6,933,112	-
	7,541,366	1,678,132
TOTAL ASSETS	$ 11,148,595	$ 2,432,402

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 13)	$ 992,397	$ 298,052
Due to related parties (Note 13)	26,292	20,122
Current portion of long-term debt (Note 10)	1,869,750	-
	2,888,439	318,174

Non-current liabilities
Long-term debt (Note 10)	3,912,907	-
	3,912,907	-
Total liabilities	6,801,346	318,174

Shareholders' equity
Share capital (Note 11)	26,493,694	26,274,705
Share subscriptions received	2,793,500	-
Other equity reserve	2,472,722	2,468,647
Deficit	(29,543,807)	(26,629,124)
Equity attributed to shareholders of the Company	2,216,109	2,114,228
Non-controlling interest	2,131,140	-
Total shareholders' equity	4,347,249	2,114,228
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,148,595	$ 2,432,402

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS ON JULY 29, 2015:

“Mario Szotlender”	, Director	“David Cass”	, Director
Mario Szotlender		David Cass

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended May 31,		Six months ended May 31,
	2015	2014	2015	2014

EXPLORATION EXPENDITURES (Note 9)	$ 1,430,936	$ 1,339,474	$ 2,145,346	$ 1,659,972

GENERAL AND ADMINISTRATIVE EXPENSES
Accounting and legal	59,916	10,218	119,068	26,550
Amortization	4,694	4,239	10,837	8,476
Bank charges and interest	139,014	1,619	139,965	2,996
Consulting fees	3,028	-	12,538	3,384
Management fees (Note 13)	25,500	15,000	51,000	73,500
Office and miscellaneous (Note 13)	17,389	15,828	44,712	35,558
Regulatory and stock exchange fees (Note 13)	4,443	4,408	17,388	13,083
Rent and utilities (Note 13)	15,714	15,127	31,308	29,998
Salaries and benefits (Note 13)	76,057	44,621	143,225	104,902
Shareholder communication (Note 13)	34,508	29,377	54,465	62,198
Share-based payments (Note 12)	1,982	-	4,075	474,758
Travel and accommodation (Note 13)	53,878	65,674	67,902	84,574
	436,123	206,111	696,483	919,977

Loss before other items	(1,867,059)	(1,545,585)	(2,841,829)	(2,579,949)

OTHER ITEMS
Interest and other income	697	274	937	274
Finance fee (Note 10)	(56,106)	-	(56,106)	-
Foreign exchange gain (loss)	(6,367)	(11,825)	66,397	(12,732)
Write-off of exploration and evaluation assets	(89,456)	-	(89,456)	-
	(151,232)	(11,551)	(78,228)	(12,458)

Net loss and comprehensive loss for the period	$ (2,018,291)	$ (1,557,136)	$ (2,920,057)	$ (2,592,407)

Net loss and comprehensive loss attributed to:
Equity shareholders of the Company	$ (2,012,917)	$ (1,557,136)	$ (2,914,683)	$ (2,592,407)
Non-controlling interest	(5,374)	-	(5,374)	-
	$ (2,018,291)	$ (1,557,136)	$ (2,920,057)	$ (2,592,407)

Loss per share
- basic and diluted	($0.03)	($0.03)	($0.04)	($0.05)

Weighted average number of shares outstanding	.
- basic and diluted	76,870,000	56,726,393	76,870,000	54,820,617

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Share subscriptions received (receivable)	Other equity reserve	Deficit	Non-controlling interest	Total
Balance, November 30, 2013	52,783,774	$ 21,389,620	$ -	$ 1,972,818	$(21,514,355)	$ -	$ 1,848,083
Loss for the period	-	-	-	-	(2,592,407)	-	(2,592,407)
Shares issued for private placements	5,700,000	1,254,000	-	-	-	-	1,254,000
Shares issued for finders' fees	21,000	4,620	-	-	-	-	4,620
Shares issued for warrant exercises	2,280,814	462,193	-	-	-	-	462,193
Transfer of other equity reserve on exercise of warrants	-	5,958	-	(5,958)	-	-	-
Share issuance costs	-	(60,432)	-	12,718	-	-	(47,714)
Share-based payments	-	-	-	474,758	-	-	474,758
Balance, May 31, 2014	60,785,588	23,055,959	-	2,454,336	(24,106,762)	-	1,403,533
Loss for the period	-	-	-	-	(2,522,362)	-	(2,522,362)
Shares issued for warrant exercises	16,084,412	3,205,499	-	-	-	-	3,205,499
Transfer of other equity reserve on exercise of warrants	-	13,247	-	(13,247)	-	-	-
Share-based payments	-	-	-	27,558	-	-	27,558
Balance, November 30, 2014	76,870,000	26,274,705	-	2,468,647	(26,629,124)	-	2,114,228
Loss for the period	-	-	-	-	(2,914,683)	-	(2,914,683)
Shares issued for loan fee	1,018,554	218,989	-	-	-	-	218,989
Shares subscribed	-	-	2,793,500	-	-	-	2,793,500
Acquired in a business combination (Note 6)	-	-	-	-	-	2,136,514	2,136,514
Net loss attributed to non-controlling interest	-	-	-	-	-	(5,374)	(5,374)
Share-based payments	-	-	-	4,075	-	-	4,075
Balance, May 31, 2015	77,888,554	$ 26,493,694	$ 2,793,500	$ 2,472,722	$(29,543,807)	$ 2,131,140	$ 4,347,249

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

(Expressed in Canadian Dollars)

	Three months ended May 31,		Six months ended May 31,
	2015	2014	2015	2014

OPERATING ACTIVITIES
Net loss for the period	$ (2,012,917)	$ (1,557,136)	$ (2,914,683)	$ (2,592,407)
Items not involving cash:
Amortization	4,694	4,239	10,837	8,476
Share-based payments	1,982	-	4,075	474,758
Write off of exploration and evaluation asset costs	89,456	-	89,456	-
	(1,916,785)	(1,552,897)	(2,810,315)	(2,109,173)

Changes in non-cash working capital items related to operations:
Due from related parties	2,275	(10,009)	(1,735)	(10,009)
Taxes receivable	(3,583)	(8,198)	(9,585)	(18,072)
Prepaid expenses and deposits	139,130	66,696	(31,604)	10,883
Other receivables	1,221	(3,197)	276	534
Due to related parties	(87,480)	(17,621)	6,170	(14,836)
Accounts payable and accrued liabilities	240,082	(26,264)	459,117	(113,326)
Net cash used in operating activities	(1,625,140)	(1,551,490)	(2,387,676)	(2,253,999)

FINANCING ACTIVITIES
Proceeds from debt	6,231,500	-	6,231,500	-
Proceeds from issuance of capital stock	-	1,647,001	-	1,716,193
Share issuance costs	-	(43,094)	-	(43,094)
Share subscriptions received	2,793,500	-	2,793,500	-
Net cash provided by financing activities	9,025,000	1,603,907	9,025,000	1,673,099

INVESTING ACTIVITIES
Purchase of property and equipment	567	-	(652)	(5,851)
Proceeds from sale of mineral property royalty rights	979,868	-	1,227,552	-
Mineral interests and intangibles acquired	(4,931,166)	-	(4,931,166)	-
Exploration and evaluation asset acquisition costs	(61,570)	-	(122,747)	(218,822)
Net cash used in investing activities	(4,012,301)	-	(3,827,013)	(224,673)

Increase (decrease) in cash	3,371,741	52,417	2,810,311	(805,573)

Cash, beginning of period	78,334	452,029	639,764	1,310,019

Cash, end of period	$ 3,450,075	$ 504,446	$ 3,450,075	$ 504,446

Supplemental disclosure with respect to cash flows – Note 14

See accompanying notes to the condensed consolidated interim financial statements

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Focus Ventures Ltd. (the “Company”) was incorporated in British Columbia and its common shares are publicly traded on the TSX Venture Exchange (“TSX-V”).

The Company is domiciled in Vancouver, Canada and is engaged in the acquisition and exploration of mineral properties located primarily in Peru. The address of the Company’s corporate office is 650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the significant accounting policies disclosed in note 3 of the audited consolidated financial statements for the year ended November 30, 2014. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 5.

Nature of Operations and Ability to Continue as a Going Concern

These condensed consolidated interim financial statements have been prepared on a going concern basis, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At May 31, 2015, the Company had not yet achieved profitable operations, has accumulated losses of $29,543,807 since inception, and is expected to incur further losses in the development of its business, all of which raises substantial doubt about its ability to continue as a going concern. The Company will periodically have to raise additional financing in order to conduct its planned work programs on mineral properties and meet its ongoing levels of corporate overhead and discharge its liabilities as they come due.  While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – cont’d

Basis of Consolidation

These condensed consolidated interim financial statements incorporate the financial statements of the Company and the entities controlled by the Company (its “subsidiaries”). Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. All material intercompany transactions and balances, income and expenses have been eliminated on consolidation.

The Company applies the acquisition method to account for business combinations.  Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Acquisition-related costs are expensed as incurred.

Non-controlling interest in the net assets of consolidated subsidiaries are identified separately from the Company’s equity.  Non-controlling interest consists of the non-controlling interest at the date of the original business combination plus the non-controlling interest’s share of changes in equity since the date of acquisition.

Details of the Company’s principal subsidiaries at May 31, 2015 are as follows:

Name	Place of incorporation	Ownership %	Principal activity
Minera Focus, S.A.C.	Peru	100%	Exploration company
Agrifos Peru S.A.C.	Peru	100%	Exploration company
Focus (Cayman) Inc.	Cayman Islands	100%	Holding company
Agrifos International (Cayman) Inc.	Cayman Islands	100%	Holding company
Juan Paulo Quay S.A.C.	Peru	70%	Exploration company

3.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS

Effective December 1, 2014, the Company adopted the following new and revised International Financial Reporting Standards (“IFRS”) that were issued by the International Accounting Standards Board (“IASB”):

IAS 24 Related Party Disclosures

The amendments to IAS 24 clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments only affect disclosure and did not have an impact on the Company’s condensed interim consolidated financial statements.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

3.

ADOPTION OF NEW AND AMENDED IFRS PRONOUNCEMENTS – cont’d

IFRIC 21 Levies

The IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“Obligating Event”). IFRIC 21 clarifies that the Obligating Event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The adoption of IFRIC 21 did not have an impact on the Company’s condensed interim consolidated financial statements.

IAS 32 Financial Instruments: Presentations (Amendment)

The amendments to IAS 32 pertained to the application guidance on the offsetting of financial assets and financial liabilities, focused on four main areas: the meaning of ‘currently has a legally enforceable right of set-off’, the application of simultaneous realization and settlement, the offsetting of collateral amounts and the unit of account for applying the offsetting requirements. The adoption of the standard did not have an impact on the Company’s condensed interim consolidated financial statements.

4.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standard has been issued by the IASB but is not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset. In response to delays to the completion of the remaining phases of the project, the IASB issued amendments to IFRS 9 and has indefinitely postponed the adoption of this standard. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is in the process of evaluating the impact of the new standard..

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive loss in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

The key areas which require management to make significant judgments, estimates and assumptions in determining carrying amounts of assets and liabilities are as follows:

a)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects; and

b)

The carrying value of the investment in exploration and evaluation assets and the recoverability of the carrying value. The Company’s accounting policy for exploration and evaluation expenditure requires judgment in determining whether it is likely that future economic benefits will flow to the Company.

If, after exploration and evaluation expenditure is capitalized, information becomes available suggesting that the carrying amount of an exploration and evaluation asset may exceed its recoverable amount, the Company carries out an impairment test at the cash generating unit or group of cash generating units level in the year the new information becomes available.

c)

Business combinations require judgment and estimates to be made at the date of acquisition in relation to identifying the acquirer, determining assets and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect to mineral resource company combinations, such as the combination of JPQ in March 2015, excess purchase consideration is typically allocated to the mineral interests being acquired.

d)

The Company may be subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business and on dispositions of mineral property or interests therein, there are transactions and calculations for which the ultimate tax determination is uncertain. As a result, the Company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events, and interpretation of tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made.

e)

Option pricing models require the input of highly subjective assumptions, including the expected price volatility and options expected life. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

6.

ACQUISITION OF JPQ

On March 26, 2015, the Company’s Peruvian subsidiary, Agrifos Peru S.A.C. (“Agrifos Peru”) completed a purchase agreement with the shareholders (the “Vendors”) of Juan Paulo Quay S.A.C. (“JPQ”), titleholder of the Bayovar 12 phosphate mining concession (the “Bayovar 12 Project”) located in Northern Peru, whereby the Company paid to the Vendors $4,985,200 (US$4,000,000) in cash to purchase an outright 70% interest in shares of JPQ (the “Bayovar Interest”), and thereby cancelling a previously granted option agreement to earn such interest.

Additional terms to the purchase agreement are as follows:

i)

the Company has committed to spending a minimum of US$14.0 million in development of the Bayovar 12 Project, with no time limit for making such expenditure and without dilution to the Vendor’s remaining 30% interest;

ii)

if after spending US$14.0 million further funding is needed to determine the viability of a phosphate operation, the Company must incur additional development expenditures of up to US$4.0 million of which 30% will be treated as a loan to the Vendors;

iii)

the Company must complete a pre-feasibility study by December 31, 2015 or else obtain a one-year extension by paying a US$500,000 penalty payment to the Vendors by January 15, 2016.  Additional US$500,000 penalty payments will be due for each additional year that the study is not completed, to a maximum of US$2.0 million in penalty payments. In the event that the pre-feasibility study is not submitted by each deadline and an extension is not obtained because the applicable penalty has not been paid, the Company’s 70% interest in JPQ will be forfeited and transferred back to the Vendors;

iv)

port and loading services for the future export of phosphate rock will be provided by the Vendors at commercial rates at the JPQ Maritime Terminal located 40 kilometres west of the Bayovar 12 Project;

v)

the Vendors will maintain responsibility for gypsum operations on the concession until the completion of the pre-feasibility study; and

vi)

the Company has a right of first refusal for the purchase of the Vendors’ 30% interest in JPQ.

In addition to the terms above, until such time that the pre-feasibility study is delivered to the Vendors certain decisions by the JPQ Board of Directors will require unanimous agreement by the Company and the Vendors.

The acquisition has been accounted for as a business combination. For the purpose of these financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.  Due to the underlying assumptions made in the valuation process, the determination of those fair values requires estimations of the effects of uncertain future events at the acquisition date and as a result the carrying amounts of some assets, particularly mineral interests and intangibles could therefore differ significantly in the future.  As prescribed by IFRS 3 – Business Combinations, if the initial accounting for a business combination can be determined only provisionally by the end of the reporting period in which the combination is effected, the acquirer must account for the business combination using those provisional values and has a period, not to exceed twelve months, to complete the purchase price allocation.  Any adjustment of the provisional amount of an identifiable asset acquired or liability assumed made as a result of completing the final accounting will be accounted for retrospectively to the original acquisition date.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

6.

ACQUISITION OF JPQ – cont’d

The preliminary purchase price allocation, which is subject to final adjustments, is as follows:

Net assets acquired (at fair value):

Cash and cash equivalents	$ 246,645
Current assets	67,995
Mineral interests and intangibles	7,067,680
Current liabilities	(260,606)
Non-controlling interest	(2,136,514)
$ 4,985,200

As of the date of these condensed consolidated interim financial statements, the determination of fair value of assets and liabilities acquired is based on preliminary estimates and has not been finalized.    The actual fair value of these assets and liabilities may differ materially from the amounts disclosed in the preliminary fair value above and are subject to change.  Management will complete its review of the fair values within twelve months of the acquisition date.

These condensed consolidated interim financial statements include JPQ’s results from March 26, 2015 to May 31, 2015. The net loss included in the condensed consolidated interim statements of loss and comprehensive loss since March 26, 2015 contributed by JPQ was $5,374.

Until such time that the Company completes a pre-feasibility study, all revenue and net proceeds that may be generated from JPQ’s gypsum operations are assigned to the 30% interest holders and therefore not included in the Company’s consolidated financial statements during that time.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Vehicles	Computer equipment	Furniture and equipment	Leasehold improvements	Total
Cost
Balance, November 30, 2013	$ 31,881	$ 33,951	$ 23,732	$ 19,060	$ 108,624
Additions	28,181	-	14,272	-	42,453
Disposals	-	-	(952)	-	(952)
Balance, November 30, 2014	60,062	33,951	37,052	19,060	150,125
Additions	-	-	652	-	652
Balance, May 31, 2015	$ 60,062	$ 33,951	$ 37,704	$ 19,060	$ 150,777

Accumulated amortization
Balance, November 30, 2013	$ 22,884	$ 22,257	$ 7,026	$ 4,380	$ 56,547
Charge for period	7,265	4,953	3,300	2,460	17,978
Balance, November 30, 2014	30,149	27,210	10,326	6,840	74,525
Charge for period	5,220	1,832	2,555	1,230	10,837
Balance, May 31, 2015	$ 35,369	$ 29,042	$ 12,881	$ 8,070	$ 85,362

Carrying amounts
At November 30, 2014	$ 29,913	$ 6,741	$ 26,726	$ 12,220	$ 75,600
At May 31, 2015	$ 24,693	$ 4,909	$ 24,823	$ 10,990	$ 65,415

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS

The Company has capitalized the following acquisition costs on its mineral properties as at May 31, 2015:

	Peru
	Bayovar	Aurora	Other	Colombia	Total
Balance, November 30, 2013	$ 51,916	$ 164,760	$ 172,132	$ 49,570	$ 438,378
Acquisition costs - cash	1,041,068	194,332	40,631	-	1,276,031
Write-off of exploration and evaluation assets	-	-	(123,307)	(49,570)	(172,877)
Balance, November 30, 2014	1,092,984	359,092	89,456	-	1,541,532
Acquisition costs - cash	-	122,747	-	-	122,747
Write-off of exploration and evaluation costs	-	-	(89,456)	-	(89,456)
Recovery of exploration and evaluation asset costs	(1,092,984)	-	-	-	(1,092,984)
Balance, May 31, 2015	$ -	$ 481,839	$ 89,456	$ -	$ 481,839

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended November 30, 2014. Significant exploration and evaluation asset transactions that have occurred since November 30, 2014 are as follows:

Peru Properties

Bayovar 12 Project

The Company’s Peruvian subsidiary, Agrifos Peru signed a binding Letter of Intent in September 2013 and a formal Option Agreement in January 2014 with the Vendors and JPQ whereby the Company was granted the option (the “Bayovar 12 Option”) to acquire a 70% interest in JPQ which owns the Bayovar 12 Project.

On March 26, 2015, the Bayovar 12 Option was cancelled and Agrifos acquired a 70% interest in the issued share capital of JPQ from the Vendors for US$4.0 million (Note 6).

Bayovar 12 Project Royalty Sale

In April 2015, the Company completed the sale to Radius Gold Inc. (“Radius”) of a royalty equal to 2% of the Company’s 70% interest in future phosphate production from the Bayovar 12 Project for the sum of $1,227,552 (US$1.0 million).  Under the terms of the sale agreement, the Company has the right for 12 months to buy back one-half of the royalty for US$1.0 million.  If Radius decides to sell any of its royalty interest in the future, the Company will retain a first right of refusal.  The Company and Radius have two common directors.

Of the $1,227,552 total proceeds received by the Company, $1,092,984 was recorded as a recovery of exploration and evaluation asset costs bringing the carrying balance for the Bayovar 12 Project to $Nil and the remaining balance of $134,568 as a recovery of mineral interests and intangibles.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

8.

EXPLORATION AND EVALUATION ASSETS – cont’d

Aurora Porphyry Copper-Molybdenum Property

Pursuant to agreements signed in 2012 and amended in June 2014 and in February 2015, the Company holds a portion of the Aurora Property by way of an option to acquire a 100% interest in one concession by making cash payments to the optionor and underlying property owner totalling US$3,885,000 by July 2019. During the period ended May 31, 2015, the Company paid US$100,000 pursuant to these option agreements.

Quebranta Phosphate Project

During the period ended May 31, 2015, the Company relinquished its option agreement on two additional concessions.  As a result, the Quebranta Project covered 1,700 hectares consisting of four granted concessions and one concession application; all held 100% by the Company. As a result of the option termination and reduction in 100% held concessions, acquisition costs totaling $117,823 were written off in fiscal 2014. Subsequent to May 31, 2015, the Company let lapse the remaining 100% held concessions.

Machay Phosphate Project

Subsequent to May 31, 2015, the Company has allowed the eight concessions comprising the Machay Project to lapse.  As a result, acquisition costs totaling $74,872 have been written off during the period ended May 31, 2015.

Katenwill Project

Subsequent to May 31, 2015, the Company has allowed the seven concessions comprising the Katenwill Project to lapse.  As a result, acquisition costs totaling $14,584 have been written off during the period ended May 31, 2015.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

9.

EXPLORATION EXPENDITURES

During the six month period ended May 31, 2015, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru
	Aurora	Bayovar	General	Total
Assaying	$ -	$ 10,328	$ -	$ 10,328
Community relations	2,712	58,879	-	61,591
Drilling	-	455,000	-	455,000
Geological and other consulting	24,141	870,257	32,588	926,986
Geological expenses	843	29,577	413	30,833
Legal and accounting	20,626	30,522	67	51,215
Licenses, rights and taxes	1,807	865	2,374	5,046
Office and administration	2,957	50,921	38,492	92,370
Salaries	9,798	147,745	125,822	283,365
Travel	18,709	51,790	38,495	108,994
Value added tax	-	-	119,618	119,618
	$ 81,593	$ 1,705,884	$ 357,869	$ 2,145,346

During the six month period ended May 31, 2014, the Company incurred the following exploration expenditures which were expensed as incurred:

	Peru			Colombia	Mexico
	Aurora	Bayovar	General	Luisa Maria	General	Total
Assaying	$ -	$ 175,805	$ -	$ 4,679	$ -	$ 180,484
Communications	30	2,309	3,343	-	-	5,682
Community relations	2,943	-	-	-	-	2,943
Drilling	-	583,937	-	-	-	583,937
Geological and other consulting	32,755	125,410	55,200	-	12,340	225,705
Geological expenses	1,111	15,916	2,269	539	-	19,835
Legal and accounting	12,624	21,800	3,480	-	31,649	69,553
Licenses, rights and taxes	7,505	-	460	19,709	-	27,674
Office and administration	1,434	12,626	30,552	130	36,733	81,475
Salaries	8,430	101,501	60,155	1,495	4,978	176,559
Travel	12,293	44,501	43,700	5,565	10,257	116,316
Value added tax	-	-	169,809	-	-	169,809
	$ 79,125	$ 1,083,805	$ 368,968	$ 32,117	$ 95,957	$ 1,659,972

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

10.

LONG-TERM DEBT

Sprott Loan

On March 24, 2015, the Company completed a US$5.0 million loan facility from lenders led by Sprott Resource Lending Partnership (the “Lenders”).  US$4.0 million of the loan funds were used to purchase an interest in the Bayovar 12 Project (Note 6). Key terms of the loan are as follows:

a)

the Lenders received a structuring fee of US$75,000 cash, and a drawdown fee equal to 3.5% of the amount of the loan, paid by the issuance of 1,018,554 common shares with a value of $218,989;

b)

the loan has an interest rate of 12% per annum and a maturity date of September 30, 2016;

c)

security on the loan is provided by a first charge on all material assets of the Company’s two Cayman subsidiaries, and its Peru subsidiary, Agrifos Peru S.A.C., which holds the 70% interest in JPQ;

d)

the loan may be repaid prior to maturity, in full or in part, at the option of the Company, provided a minimum of six months of interest has been paid;

e)

the Company is required to maintain a minimum cash balance of $500,000 and minimum working capital of $250,000 during the term of the loan; and

f)

the Company agreed to complete within 90 days of the closing of the Loan an equity financing to raise net proceeds of at least US$1.5 million which will be used to prepay a portion of the Loan. Subsequent to May 31, 2015, the Company completed an equity financing (Note 18) and made a repayment of US$1.5 million to the Lenders.

Transaction costs of $504,949 were incurred, of which $218,989 was the value of 1,018,554 common shares of the Company issued to the Lenders.  Transaction costs have been capitalized against the loan amount and are being amortized to the consolidated statements of loss and comprehensive loss over the term of the loan.

Amount
Balance, November 30, 2014	$ -
Fair value of Sprott loan at date of issue	6,231,500
Transaction costs - cash	(285,960)
Transaction costs - shares issued	(218,989)
Accretion of transaction costs	56,106
5,782,657
Less portion due within 12 months	(1,869,750)
Balance, May 31, 2015	$ 3,912,907

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

11.

SHARE CAPITAL AND RESERVES

(a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

During the six month period ended May 31, 2015, the following share capital activity occurred:

i)

On March 26, 2015, the Company issued 1,018,554 common shares with a value of $218,989 as a financing fee (Note 10).

(b)

Share Purchase Warrants

The following is a summary of changes in warrants from November 30, 2013 to May 31, 2015:

	Number of warrants	Weighted average exercise price
Balance, November 30, 2013	20,082,273	$0.20
Issued	3,040,241	$0.27
Exercised	(18,365,226)	$0.20
Expired	(1,829,547)	$0.20
Balance, November 30, 2014	2,927,741	$0.27
Expired	(190,241)	$0.265
Balance, May 31, 2015	2,737,500	$0.265

As at May 31, 2015, the following warrants were outstanding:

Expiry date	Number of warrants	Exercise price
April 10, 2016(1)	2,737,500	$0.265

(1)

In April 2015, the expiry date for these warrants was extended from April 10, 2015 to April 10, 2016.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS

Option Plan Details

The Company has a stock option plan that has been ratified and approved by the shareholders of the Company in December 2014 (the “Plan”). The Plan allows the Board of Directors to grant incentive stock options to the Company’s officers, directors, employees and consultants. The exercise price of stock options granted is determined by the Board of Directors at the time of the grant in accordance with the terms of the Plan and the policies of the TSX-V. Options vest on the date of granting unless stated otherwise. Options granted to investor relations consultants vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the period ended May 31, 2015:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Expired / forfeited	Closing balance	Vested and exercisable
Jun 5, 2014	Jun 4, 2016	$0.26	200,000	-	-	-	200,000	100,000
Jan 15, 2009	Jan 14, 2019	$0.19	720,000	-	-	-	720,000	720,000
Jun 29, 2011	Jun 28, 2021	$0.30	75,000	-	-	-	75,000	75,000
Jan 17, 2012	Jan 16, 2022	$0.25	25,000	-	-	-	25,000	25,000
Jun 20, 2012	Jun 19, 2022	$0.21	1,380,000	-	-	-	1,380,000	1,380,000
Jul 11, 2012	Jul 10, 2022	$0.21	185,000	-	-	-	185,000	185,000
Dec 3, 2012	Dec 2, 2022	$0.22	250,000	-	-	-	250,000	250,000
Dec 18, 2013	Dec 17, 2023	$0.22	2,360,000	-	-	-	2,360,000	2,360,000
Jan 15, 2014	Jan 14, 2024	$0.22	45,000	-	-	-	45,000	45,000
Jun 5, 2014	Jun 4, 2024	$0.26	40,000	-	-	-	40,000	40,000
			5,280,000	-	-	-	5,280,000	5,180,000
Weighted average exercise price			$0.22	-	-	-	$0.22	$0.22

Fair Value of Options Issued During the Period

There were no options granted during the period ended May 31, 2015. The weighted average fair value at grant date of options granted during the period ended May 31, 2014 was $0.20 per option.

The weighted average remaining contractual life of the options outstanding at May 31, 2015 is 7.07 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services. If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

12.

SHARE-BASED PAYMENTS – cont’d

Fair Value of Options Issued During the Period – cont’d

The model inputs for options granted during the period ended May 31, 2014 included:

Grant date	Expiry date	Share price at grant date	Exercise price	Risk-free interest rate	Expected life	Volatility factor	Dividend yield
Dec 18, 2013	Dec 17, 2023	$0.22	$0.22	2.68%	10 years	99%	0%
Jan 15, 2014	Jan 14, 2024	$0.21	$0.22	2.57%	10 years	99%	0%

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the period ended May 31, 2015 as part of share-based payments expense were $4,075 (2014: $474,758).

As of May 31, 2015 there was no unrecognized compensation cost related to unvested share-based payment awards (November 30, 2014: $4,075).

Amounts Capitalized Arising from Share-based Payment Transactions

There were no expenses arising from the share-based payment transactions that were capitalized during the periods ended May 31, 2015 and 2014.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

13.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the period ended May 31, 2015 consist of directors, officers and the following companies with common directors:

Related party	Nature of transactions
Radius	Shared office, administrative, and personnel costs
Gold Group Management Inc. (“Gold Group”)	Shared office, administrative, and personnel costs
Medgold Resources Corp. (“Medgold”)	Shared personnel costs
Mill Street Services Ltd. (“Mill Street”)	Management services

Related party transactions for the periods ended May 31, 2015 and 2014, in addition to related party transactions disclosed elsewhere in the condensed consolidated interim financial statements, comprise the following:

a)

The Company reimbursed Gold Group, a company controlled by the Chief Executive Officer of the Company, for shared administration costs consisting of the following:

	Three months ended May 31,		Six months ended May 31,
	2015	2014	2015	2014
Office and miscellaneous	$ 11,913	$ 10,732	$ 22,367	$ 23,345
Regulatory and stock exchange fees	1,852	1,723	5,971	3,112
Rent and utilities	15,714	15,127	31,308	29,998
Salaries and benefits	40,972	21,115	80,123	57,359
Shareholder communication	2,372	2,724	15,512	11,701
Travel and accommodation	15,135	10,661	22,722	18,184
	$ 87,958	$ 62,082	$ 178,003	$ 143,699

Gold Group is reimbursed by the Company for these shared costs and other business related expenses paid by Gold Group on behalf of the Company. Salary and benefits include those for the Chief Financial Officer and Corporate Secretary.

b)

The Company reimbursed Radius, a company with common directors and officers, for shared administration  costs consisting of the following:

Radius	Three months ended May 31,		Six months ended May 31,
	2015	2014	2015	2014
Office and miscellaneous	$ -	$ -	$ -	$ 1,527

During the period ended May 31, 2015, the Company charged Medgold, a company with common directors and officers, a total of $6,291 for shared personnel costs (2014: $Nil).

Prepaid expenses and deposits as of May 31, 2015 include an amount of $7,562 (November 30, 2014: $808) paid to Gold Group.

Amounts due from parties as of May 31, 2015 consists of $1,735 (November 30, 2014: $Nil) owing from Medgold. The amount owing from Medgold is unsecured, non-interest bearing and payable on demand.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

13.

RELATED PARTY TRANSACTIONS – cont’d

Long term deposits as of May 31, 2015 consists of $61,000 (November 30, 2014: $61,000) paid to Gold Group and are related to the shared administrative services agreement with Gold Group. Upon termination of the agreement, the deposit, less any outstanding amounts owing to Gold Group, are to be refunded to the Company.

Amounts due to related parties as of May 31, 2015 consists of $26,292 (November 30, 2014: $20,122) owing to Gold Group. The amount owing to Gold Group is secured by a deposit and is interest bearing if not paid within a certain period.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended May 31,		Six months ended May 31,
	2015	2014	2015	2014
Management fees	$ 25,500	$ 15,000	$ 51,000	$ 73,500
Geological fees	36,000	36,000	72,000	72,000
Salaries and benefits	34,136	24,574	70,622	54,193
Share-based payments	-	-	-	311,201
	$ 95,636	$ 75,574	$ 193,622	$ 510,894

Share-based payments made to directors not specified as key management personnel during the period ended May 31, 2015 was $Nil (2014: $9,879).

Key management personnel were not paid post-employment benefits, termination benefits or other long-term benefits during the periods ended May 31, 2015 and 2014.

14.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

During the period ended May 31, 2015, cash paid for interest totaled $137,230 (2014: $Nil). During the periods ended May 31, 2015 and 2014, there was no cash paid for income taxes.

Non-cash transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the condensed consolidated interim statements of cash flows.

During the period ended May 31, 2015, the Company completed the following non-cash transaction:

a)

Issued 1,018,554 common shares with a value of $218,989 as a financing fee.

During the period ended May 31, 2014, the Company completed the following non-cash transactions:

a)

Issued 21,000 units, consisting of 21,000 common shares and 10,500 share purchase warrants at $0.22 per unit, with a value of $4,620 for private placement finders’ fees; and

b)

Issued 179,741 share purchase warrants with a value of $12,718 for private placement finders’ fees.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

15.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s currently held assets are located in Canada, Mexico and Peru.

Details of identifiable assets by geographic segments are as follows:

Six months ended May 31, 2015	Canada	Peru	Mexico	Colombia	Consolidated
Exploration expenditures	$ -	$ 2,145,346	$ -	$ -	$ 2,145,346
Exploration and evaluation assets written off	-	89,456	-	-	89,456
Amortization	1,950	7,370	1,517	-	10,837
Interest and other income	937	-	-	-	937
Net loss	(27,277)	(2,914,842)	22,062	-	(2,920,057)
Capital expenditures*	-	7,191,079	-	-	7,191,079

Six months ended May 31, 2014	Canada	Peru	Mexico	Colombia	Consolidated
Exploration expenditures	$ -	$ 1,531,898	$ 95,957	$ 32,117	$ 1,659,972
Amortization	2,252	4,876	1,348	-	8,476
Interest and other income	274	-	-	-	274
Net loss	(718,818)	(1,614,641)	(226,831)	(32,117)	(2,592,407)
Capital expenditures*	-	224,673	-	-	224,673

*Capital expenditures consists of additions of property and equipment, exploration and evaluation assets, and mineral interests and intangibles

As at May 31, 2015	Canada	Peru	Mexico	Consolidated
Total current assets	$ 3,271,093	$ 323,030	$ 13,106	$ 3,607,229
Total non-current assets	76,189	7,462,037	3,140	7,541,366
Total assets	$ 3,347,282	$ 7,785,067	$ 16,246	$ 11,148,595
Total liabilities	$ 6,267,080	$ 527,994	$ 6,272	$ 6,801,346

As at November 30, 2014	Canada	Peru	Mexico	Consolidated
Total current assets	$ 650,004	$ 88,006	$ 16,260	$ 754,270
Total non-current assets	78,139	1,595,336	4,657	1,678,132
Total assets	$ 728,143	$ 1,683,342	$ 20,917	$ 2,432,402
Total liabilities	$ 244,450	$ 67,375	$ 6,349	$ 318,174

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function. The Board of Directors reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility. Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. As at May 31, 2015, the Company is exposed to foreign currency risk and interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in Peru and former operations in Mexico. The Company monitors this exposure, but has no hedge positions.

As at May 31, 2015, the Company is exposed to currency risk through the following financial assets and liabilities denominated in currencies other than the Canadian dollar:

	May 31, 2015			November 30, 2014
	Peruvian Soles	Mexican Pesos	US Dollars	Peru Soles	Mexican Pesos	US Dollars
	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)	(CDN equivalent)
Cash	$ 4,379	$ -	$ 484,313	$ 3,895	$ 2,987	$ 71,864
Other receivables	1,608	3,283	-	933	3,328	-
Current and non-current liabilities	(78,631)	(6,272)	(6,696,836)	(67,375)	(6,349)	(123,230)
	$ (72,644)	$ (2,989)	$(6,212,523)	$ (62,547)	$ (34)	$ (51,366)

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

16.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – cont’d

Based on the above net exposures at May 31, 2015, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would result in an increase or decrease of approximately $629,000 (November 30, 2014: $11,400) in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its long-term debt and cash. As the Company’s cash is currently held in an interest bearing bank account and the Company’s long-term debt is subject to a fixed interest rate, management considers the interest rate risk to be limited.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its cash and other receivables. The Company limits exposure to credit risk by maintaining its cash with large financial institutions. The Company does not have cash that is invested in asset based commercial paper. For other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due. The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities. At May 31, 2015, the Company had working capital of $718,790 (November 30, 2014: $436,096).  All of the Company’s financial liabilities as of May 31, 2015, other than the Sprott loan, have contractual maturities of less than 45 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The statement of financial position carrying amounts for cash, receivables, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The Company did not have any financial instruments in Level 1, 2 or 3. There were no transfers between Levels in the period.

FOCUS VENTURES LTD.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the six months ended May 31, 2015 and 2014

(Expressed in Canadian Dollars)

17.

CAPITAL MANAGEMENT

The Company monitors its cash, common shares, warrants and stock options as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to explore new mineral property opportunities. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it in order to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage, and as such, the Company is dependent on external financing to fund any future activities. In order to pay for general administrative costs, the Company will use its existing capital resources and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the period ended May 31, 2015. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties. The Company is subject to externally imposed capital requirements per the Sprott Loan (Note 10). The Company does not expect its current capital resources to be sufficient to cover its general and administrative costs and fund its proposed exploration programs through the next twelve months. As such, the Company will need to raise additional capital. Actual funding requirements may vary from those planned due to a number of factors, including the progress of property acquisition and exploration activity. The Company believes it will be able to raise additional equity capital as required, but recognizes the uncertainty attached thereto.

18.

EVENTS AFTER THE REPORTING DATE

Subsequent to May 31, 2015, the following events which have not been disclosed elsewhere in these financial statements have occurred:

a)

On June 3, 2015, the Company closed a private placement of 20,000,000 units at $0.20 per unit for gross proceeds of $4,000,000. The Company paid $126,602 cash as finders’ fees in connection with the financing.  Each unit consists of one common share and one full share purchase warrant entitling the holder to purchase an additional common share exercisable for two years at a price of $0.265. If the closing price of the Company’s shares exceeds $0.40 for a period of ten trading days, the Company may accelerate the expiry of the warrants by giving notice in writing to the holders, and in such case, the share purchase warrants will expire on the 30th day after the date on which such notice is given.